Exhibit 99.1

Maris-Tech Further Expands into the Defense World - Launches Emerald Raw Video Recording Solution

Rehovot, Israel, Feb. 26, 2024 (GLOBE NEWSWIRE) -- Maris-Tech Ltd. (Nasdaq: MTEK) (“Maris-Tech” or the “Company”), a B2B provider of edge computing artificial intelligence (AI) accelerated video solutions for edge platforms, today announced the launch of the Emerald, a Jupiter-based multiple-channel high-definition and standard-definition raw video recording platform especially designed for defense armored vehicles.

Maris-Tech is addressing the rapidly growing demand for AI-based situational awareness and autonomous unmanned vehicle applications. Raw video gathered from the field during operational activity is essential for continuous deep learning and AI algorithm improvement.

“Maris-Tech intends to integrate raw video recording as a key feature in its Jupiter and Uranus product offerings and strengthen the Company’s position as a leading supplier of such solutions for the defense, Homeland Security (HLS), intelligence gathering and new space markets,” said Israel Bar, Chief Executive Officer of Maris-Tech.

About Maris-Tech Ltd.

Maris-Tech is a B2B provider of video streaming and AI technology, founded by veterans of the Israel technology sector with extensive electrical engineering and imaging experience. Our products are designed to meet the growing demands of commercial and tactical applications, delivering high-performance, compact, low power and low latency solutions to companies worldwide, including leading electro-optical payload, RF datalink and unmanned platform manufacturers as well as defense, homeland security, and communication companies. For more information, visit https://www.maris-tech.com.

Forward-Looking Statement Disclaimer

This press release contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, that are intended to be covered by the “safe harbor” created by those sections. Forward-looking statements, which are based on certain assumptions and describe our future plans, strategies and expectations, can generally be identified by the use of forward-looking terms such as “believe”, “expect”, “may”, “should”, “could”, “seek”, “intend”, “plan”, “goal”, “estimate”, “anticipate” or other comparable terms. For example, we are using forward-looking statements when we discuss our belief that we are addressing the rapidly growing demand for AI-based situational awareness and autonomous unmanned vehicle applications, that raw video gathered from the field during operational activity is essential for continuous deep learning and AI algorithm improvement, and that we intend to integrate raw video recording as a key feature in our Jupiter and Uranus product offeringse and strengthen our position as a leading supplier of such solutions for the defense, HLS, intelligence gathering and new space markets. Forward-looking statements are neither historical facts nor assurances of future performance. Instead, they are based only on our current beliefs, expectations and assumptions regarding the future of our business, future plans and strategies, projections, anticipated events and trends, the economy and other future conditions. Because forward-looking statements relate to the future, they are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict and many of which are outside of our control. Our actual results and financial condition may differ materially from those indicated in the forward-looking statements. Therefore, you should not rely on any of these forward-looking statements. Important factors that could cause our actual results and financial condition to differ materially from those indicated in the forward-looking statements include, among others, the following: our ability to successfully market our products and services, including in the United States; the acceptance of our products and services by customers; our continued ability to pay operating costs and ability to meet demand for our products and services; the amount and nature of competition from other security and telecom products and services; the effects of changes in the cybersecurity and telecom markets; our ability to successfully develop new products and services; our success establishing and maintaining collaborative, strategic alliance agreements, licensing and supplier arrangements; our ability to comply with applicable regulations; and the other risks and uncertainties described in the Annual Report on Form 20-F for the year ended December 31, 2022, filed with the SEC on March 6, 2023, and our other filings with the SEC. We undertake no obligation to publicly update any forward-looking statement, whether written or oral, that may be made from time to time, whether as a result of new information, future developments or otherwise.

Investor Relations:

Nir Bussy, CFO

Tel: +972-72-2424022

Nir@maris-tech.com